Vsurance, Inc.

4845 West Lake Road

Erie, PA 16505

October 5, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.

Amendment No. 7 to Registration Statement on Form SB-2
Filed August 22, 2006
File No. 333-132028

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated September 29, 2006.

Financial Statements and Notes - General

1.	Please tell us how you plan to account for the warrants that will be issued as part of the registered offering. Specifically tell us how you considered EITF 00-19 in determining whether the warrants are embedded derivatives that you should separate and account for at fair value under SFAS 133. Your response should include information regarding the terms of the warrant agreements and how you analyzed them under paragraphs 12-32 of EITF 00-19 as well as whether any of the terms would require net cash settlement. Also, explain how you evaluated the impact that your EITF 00-19 and SFAS 133 accounting conclusions would have on the dilution information. Please include a copy of the warrant agreement as an exhibit to the registration statement.

We have noted this comment and have eliminated the warrant from this offering. The offering is limited to shares of common stock only.

Report of Independent Registered Public Accounting Firm, Page F-12

2.	Your revision to the accountants’ report does not fully address comment four. Please refer to paragraphs 12 – 16 of Section AU 341 of SAS 59 for guidance related to the impact of a going concern on the accountants report and have your accountants revise their report to be consistent with the referenced guidance.

We have noted this comment and revised the disclosure as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Vsurance Inc. and Subsidiary

The Board of Directors and Stockholders

We have audited the Balance sheet of Vsurance Inc and Subsidiary as of December 31, 2005 and the related statements of operations, stockholders equity and cash flows for the period from July 20, 2005 (Inception) to December 31, 2005. These statements are responsibility of Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vsurance Inc and Subsidiary as of December 31, 2005 and the related statements of operations, stockholders equity and cash flows for the period from July 20, 2005 (inception) to December 31, 2005 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has not generated any revenues or profits to date. This factor among others including the Note payable due December 14, 2006 raises substantial doubt about the Company’s ability to continue as a going concern. Management feels the Company’s continuation as a going concern depends upon its ability to obtain additional sources of capital and financing. The accompanying consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

NOTE 9 – GOING CONCERN

The Company has not generated any revenues or profits to date. This factor among others including the Note payable due December 14, 2006 raises substantial doubt about the Company’s ability to continue as a going concern. Management feels the Company’s continuation as a going concern depends upon its ability to obtain additional sources of capital and financing. The accompanying consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Note 4 – Notes Payable, page F-18

3.	We have read your response to comment one and reviewed your revisions to the registration statement for these responses. We note on page F-8 and F-18 within your registration statement where you have not revised your financial statement disclosures to be consistent with your response to comment one. Please revise your entire registration statement to be consistent with your response.

We have noted this comment and revised the disclosure as follows:

NOTES 4 – NOTES PAYABLE

On April 17, 2006, the Company borrowed $50,000 under a line of credit agreement. The loan is due upon demand, unsecured with interest at bank’s prime plus 2 points. The balance outstanding at June 30, 2006, March 31, 2006, and December 31, 2005 was $50,000, $0, and $0 respectively.

On December 15, 2005, the Company executed a Loan and Security Agreement with Samir Financial, LLC for $4,000,000. This loan is due in full at the end of twelve months. All interest and expenses have been prepaid. The stated interest rate is 30% per annum. The effective interest rate is 129% per annum. Security is all company assets including un-disbursed funds. Closing fees totaling $1,250,000 were paid at closing by the company which netted $1,750,000 in proceeds that will be disbursed in accordance with a draw down schedule ($1,750,000 at closing less closing fees of $1,250,000 netted the us $500,000 at closing; $250,000 on January 31, 2006; $250,000 in February 28, 3006; $250,000 on March 31, 2006, which had not been received at March 31, 2006; and $300,000 on April 30, 2006 resulted in net cash proceeds to the Company of $1,550,000). These closing fees that amounted to $1,250,000 together with the prepaid interest of $1,200,000 totaled $2,450,000 were all prepaid at closing thereby netting the Company, from the $4,000,000 loan, the sum of $1,550,000. Fees at closing were; $800,000 closing fee which were expensed, $100,000 collateral Management fee, $100,000 audit fees, $200,000 good faith deposit and $50,000 Legal fees and expenses which were all capitalized at closing since they were non-refundable and represents items which apply to the live of the loan. The capitalized amounts totaling $450,000 are being amortized over the twelve month life of the loan using the effective interest rate method. Amortization of these items for the quarter ended June 30, 2006, March 31, 2006, year to date 2006, period ending December 31, 2005 and since inception was $112,500, $122,500, $225,000, $19,726 and $244,726 respectively. The balance outstanding on this loan at June 30, 2006, March 31, 2006, and December 31, 2005 including accrued interest was $3,108,031, $2,429,264, and $1,773,014 respectively. Interest expense for the note is computed using the effective interest rate method.

In connection with the above loan the lender has agreed on December 15, 2005 and again on January 31, 2006 to purchase 1,200,000 and 600,000 shares of Preferred A stock for $500,000 and $300,000 reduction of the loan respectively. Under the terms of the agreement the shares have been issued to the lender. In addition the agreement requires the shares to be repurchased by the Company at the lenders cost and returned to the Company if the loan is not repaid when due on December 14, 2006. Because of this contingency the shares have been shown as issued at par value with the balance of the purchase price to be recognized if the loan is repaid on time.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Matt Lile, III
J. Matt Lile, III
President